Exhibit 21

Name of Subsidiary	State of Incorporation / Organization	Names under which Subsidiary Conducts Business

Essex Crane Rental Corp.	Delaware	Essex Crane Rental Corp.
Essex Holdings, LLC	Delaware	Essex Holdings, LLC
Essex Finance Corp.	Delaware	Essex Finance Corp.